UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-41566

DEFSEC Technologies Inc.
(Exact Name of Registrant as Specified in Charter)

80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F □

INCORPORATION BY REFERENCE

Exhibits 4.1, 4.2, 4.3, 10.1 and 10.2 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-277196, Form F-3 File No. 333-281960, Form F-3 File No. 333-283343, Form F-3 File No. 333-285263 and Form F-3 File No. 333-293140.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFSEC TECHNOLOGIES INC.
(Registrant)

Date: August 18, 2026	By:	/s/ Elisabeth Preston
	Name:	Elisabeth Preston
	Title:	Senior Vice-President and Chief Legal Officer

EXHIBIT INDEX

4.1	Form of Warrant (included in Exhibit 10.2 hereto)
4.2	Form of Pre-funded Warrant (included in Exhibit 10.2 hereto)
4.3	Form of Placement Agent Warrant
10.1	Form of Registration Rights Agreement dated August 16, 2026 between DEFSEC Technologies Inc. and the Purchasers thereto (included in Exhibit 10.2 hereto)
10.2	Form of Securities Purchase Agreement dated August 16, 2026 between DEFSEC Technologies Inc. and the Purchasers thereto